Filed Pursuant to Rule 424(b)(3)

File No. 333-05261

File No. 333-22209

File No. 333-46437

3,310,268 Shares

Common Stock

This prospectus relates to 3,310,268 shares of our common stock which are being offered and sold by us in connection with the acquisition of businesses or assets of, or interests in, businesses that are engaged in pet supplies or lawn and garden products, or both.

We anticipate that the consideration for acquisitions will consist of shares of our common stock, cash, notes or other evidences of debt, guarantees, assumption of liabilities or a combination thereof, as determined from time to time by negotiations between us and the owners or controlling persons of the businesses or assets to be acquired. In addition, we may lease property from and enter into management agreements and consulting and noncompetition agreements with the former owners and key executive personnel of the businesses to be acquired.

The terms of an acquisition will be determined by negotiations between our representatives and the owners or controlling persons of the business or assets to be acquired. Factors taken into account in acquisitions include the established quality and reputation of the business and its management, the strategic fit with our company, earning power, cash flow, growth potential, locations of the business to be acquired and the market value of our common stock when pertinent. We anticipate that shares of our common stock issued in any such acquisition will be valued at a price reasonably related to the current market value of the common stock, either at the time the terms of the acquisition are tentatively agreed upon, or at or about the time of closing, or during the period or periods prior to delivery of the shares.

We do not expect to pay underwriting discounts or commissions except that finders fees may be paid to persons from time to time in connection with specific acquisitions. Any person receiving any such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933, or the “Securities Act.”

Our common stock is traded on the Nasdaq National Market under the symbol “CENT.” The closing price of our common stock as reported by Nasdaq on March 21, 2003 was $24.37.

This prospectus may also be used in a registered resale, with our prior consent, by persons who have received or will receive shares of our common stock in connection with acquisitions and who wish to offer and sell such securities in transactions in which they may be deemed to be underwriters within the meaning of the Securities Act. Such sales may be made in the over-the-counter market or in privately negotiated transactions. We may require that any resales by means of this prospectus be effect in an organized manner through securities dealers.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 25, 2003.

OUTSTANDING SECURITIES COVERED BY THIS PROSPECTUS

This prospectus has also been prepared for use by persons who may receive from us our common stock covered by the registration statement in acquisitions and who may be entitled to offer that common stock under circumstances requiring the use of a prospectus. We refer to such persons under this caption as “stockholders.” However, no stockholder will be authorized to use this prospectus for any offer of such common stock without first obtaining our consent. We may consent to the use of this prospectus for a limited period of time by the stockholders and subject to limitations and conditions which may be varied by agreement between us and the stockholders. Resales of such shares may be made in the over-the-counter market or in privately negotiated transactions.

Agreements with stockholders permitting use of this prospectus may provide that any such offering be effected in an orderly manner through securities dealers, acting as broker or dealer, selected by us; that stockholders enter into custody agreements with one or more banks with respect to such shares; and that sales be made only by one or more of the methods described in this prospectus, as appropriately supplemented or amended when required. The stockholders may be deemed to be underwriters within the meaning of the Securities Act.

When resales are to be made through a broker or dealer selected by us, it is anticipated that a member firm of the New York Stock Exchange may be engaged to act as the stockholders’ agent in the sale of shares by such stockholders. It is anticipated that the commission paid to the member firm will be the normal stock exchange commission (including negotiated commissions to the extent permissible). Sales of shares by the member firm may be made in the over-the-counter market from time to time at prices related to prices then prevailing. Any such sales may be by block trade. Any such member firm may be deemed to be an underwriter within the meaning of the Securities Act and any commissions earned by such member firm may be deemed to be underwriting discounts and commissions under the Securities Act.

THE COMPANY

Central Garden &Pet Company is a leading marketer and producer of quality branded products for the pet and lawn and garden supplies markets. We are one of the largest companies in the fragmented, $5.1 billion U.S. pet supplies industry and in the $52.5 billion U.S. lawn and garden supplies industry. Our pet products include pet bird and small animal food, wild bird seed, aquarium products, flea, tick, mosquito and other insect control products, edible bones, cages, carriers, pet books, and other dog, cat, reptile and small animal products. These products are sold under a number of brand names, including Kaytee, All-Glass Aquarium, Zodiac, Nylabone, TFH and Four Paws. Our lawn and garden products include grass seed, wild bird seed, weed and insect control products, decorative outdoor patio products and ant control products. These products are sold under a number of brand names, including Pennington, Norcal Pottery, Matthews Four Seasons, AMDRO and Grant’s. In fiscal 2002, our consolidated net sales were $1.1 billion, of which our pet products segment, or Pet Products, accounted for $471.1 million and our lawn and garden products segment, or Garden Products, accounted for $606.7 million. Our fiscal 2002 income from operations was $52.8 million, of which Pet Products accounted for $43.4 million and Garden Products accounted for $37.3 million, before corporate expenses and eliminations of $27.9 million.

We were incorporated in Delaware in June 1992 and are the successor to a California corporation which was incorporated in 1955. Our executive offices are located at 3697 Mt. Diablo Blvd., Suite 310, Lafayette, CA 94549, and our telephone number is (925) 283-4573. In this prospectus we use the terms “Central,” “we,” “us,” and “our” to refer to Central Garden & Pet Company.

FORWARD-LOOKING STATEMENTS

Some statements and disclosures in this prospectus, including the documents incorporated by reference, are “forward-looking statements.” Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industries in which we operate and other information that is not historical information. When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but we cannot assure you that our expectations, beliefs and projections will be realized.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus, including the documents incorporated by reference. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus include the factors described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Risk Factors” in our most recent Annual Report on Form 10-K, which is incorporated herein. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in, or imply by, any of our forward-looking statements. We do not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances. Presently known risk factors include, but are not limited to, the following factors:

•	consolidation trends in the retail industry;

•	dependence on a few customers for a significant portion of each of our businesses;

•	uncertainty of our product innovations and marketing successes;

•	fluctuations in market prices for seeds and grains;

•	competition in our industries;

•	risks associated with our acquisition strategy;

•	adverse weather during the peak gardening season;

•	seasonality and fluctuations in our operating results and cash flow;

•	dependence upon our key executive officers;

•	potential environmental liabilities and product liability claims; and

•	pending litigation.

RISK FACTORS

Investing in the securities to be offered pursuant to this prospectus may involve a high degree of risk. These risks are set forth in our Annual Report on Form 10-K and other filings that we make with the Securities and Exchange Commission, or the Commission. You should carefully consider the important factors set forth under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Risk Factors” in our Annual Report on Form 10-K before investing in any securities that may be offered.

USE OF PROCEEDS

This prospectus relates to shares of our common stock which may be offered and issued by us from time to time in the acquisition of other businesses or properties. Other than the businesses or properties acquired, we will be not receive any proceeds from these offerings.

COMMON STOCK AND DIVIDEND DATA

Our common stock has been traded on the Nasdaq National Market under the symbol CENT since our initial public offering on July 15, 1993. The following table sets forth, for the periods indicated, the highest and lowest closing sale prices for our common stock, as reported by the Nasdaq National Market.

Fiscal 2001	High	Low
First Quarter	$9.19	$6.63
Second Quarter	8.97	6.81
Third Quarter	10.00	6.48
Fourth Quarter	9.75	7.13
Fiscal 2002
First Quarter	8.75	6.88
Second Quarter	10.99	7.27
Third Quarter	18.20	10.85
Fourth Quarter	17.55	12.45
Fiscal 2003
First Quarter	20.21	17.11
Second Quarter (through March 21, 2003)	24.49	18.32

At March 21, 2003, there were 17,649,765 shares of common stock and 1,655,462 shares of Class B stock issued and outstanding and approximately 145 holders of record of our common stock and seven holders of record of our Class B stock. On March 21, 2003, the last reported sale price of the common stock on the Nasdaq National Market was $24.37.

We have not paid any cash dividends on our common stock in the past. We currently intend to retain any earnings for use in our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, our credit facility restricts our ability to pay dividends.

DESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus, our authorized capital stock consists of 80,000,000 shares of common stock, 3,000,000 shares of Class B stock and 1,000,000 shares of preferred stock. At March 21, 2003, there were 17,649,765 shares of common stock and 1,655,462 shares of Class B stock issued and outstanding and approximately 145 holders of record of our common stock and seven holders of record of our Class B stock. No shares of preferred stock or options to purchase preferred stock are currently outstanding.

The following description of our capital stock does not purport to be complete and is subject to and is qualified in its entirety by the description of our capital stock contained in our amended and restated certificate of incorporation, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. Reference is made to such exhibit for a detailed description of the provisions thereof summarized below.

Common Stock and Class B Stock

Voting, Dividend and Other Rights.    The voting powers, preferences and relative rights of our common stock and Class B stock are identical in all respects, except that (i) the holders of common stock are entitled to one vote per share and the holders of Class B stock are entitled to the lesser of ten votes per shares or 49% of the total votes cast, (ii) stock dividends on common stock may be paid only in shares of common stock and stock dividends on Class B stock may be paid only in shares of Class B stock and (iii) shares of Class B stock have certain conversion rights and are subject to certain restrictions on ownership and transfer described below under “Conversion Rights and Restrictions on Transfer of Class B Stock.” Except as described above, issuances of additional shares of Class B stock and modifications of the terms of the Class B stock require the approval of a majority of the holders of the common stock and Class B stock, voting as separate classes. Our amended and restated certificate of incorporation cannot be modified, revised or amended without the affirmative vote of the majority of outstanding shares of common stock and Class B stock, voting separately as a class. Except as described above or as required by law, holders of our common stock and Class B stock vote together on all matters presented to the stockholders for their vote or approval, including the election of directors. The stockholders are not entitled to vote cumulatively for the election of directors.

Each share of common stock and Class B stock is entitled to receive dividends if, as and when declared by our board of directors out of funds legally available therefor. The common stock and Class B stock share equally, on a share-for-share basis, in any cash dividends declared by our board of directors.

Stockholders have no preemptive or other rights to subscribe for additional shares. Subject to any rights of holders of any preferred stock, all holders of common stock and Class B stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of Central. No common stock or Class B stock is subject to redemption or a sinking fund.

Conversion Rights and Restrictions on Transfer of Class B Stock.    Our common stock has no conversion rights. However, at the option of the holder, each share of Class B stock is convertible at any time and from time to time into one share of common stock. If at any time the holders of a majority of outstanding shares of Class B stock vote to convert the outstanding shares of Class B stock to common stock, then all outstanding shares of Class B stock shall be deemed automatically converted into shares of common stock.

Our amended and restated certificate of incorporation provides that any holder of shares of Class B stock desiring to transfer such shares to a person other than a Permitted Transferee (as defined below) must present such shares to us for conversion into an equal number of shares of common stock upon such transfer. Thereafter, such shares of common stock may be freely transferred to persons other than Permitted Transferees, subject to applicable securities law.

Shares of Class B stock may not be transferred except generally to family members, certain trusts, heirs and devisees (collectively, “Permitted Transferees”). Upon any sale or transfer of ownership or voting rights to a transferee other than a Permitted Transferee or to the extent an entity no longer remains a Permitted Transferee, such shares of Class B stock will automatically convert into equal number of shares of common stock. Accordingly, no trading market is expected to develop in the Class B stock and the Class B stock will not be listed or traded on any exchange or in any market.

Effects of Disproportionate Voting Rights.    The disproportionate voting rights of the common stock and Class B stock could have an adverse effect on the market price of our common stock. Such disproportionate voting rights may make us a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest, even if such actions were favored by our stockholders other than the holders of the Class B stock. Accordingly, such disproportionate voting rights may deprive holders of common stock of an opportunity to sell their shares at a premium over prevailing market prices, since takeover bids frequently involve purchases of stock directly from shareholders at such a premium price.

The common stock issued by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

Transfer Agent and Registrar

Our common stock is listed on the Nasdaq National Market under the symbol “CENT.” The transfer agent and registrar for our common stock is Mellon Investor Services, 235 Montgomery Street, 23rd Floor, San Francisco, CA 94104. Their phone number is (800) 356-2017.

Preferred Stock

Under our amended and restated certificate of incorporation, we may issue up to 1,000,000 shares of preferred stock. No shares of preferred stock or options to purchase preferred stock are currently outstanding. Our board of directors has the authority, without further action by the stockholders, to issue up to the maximum authorized number of shares of preferred stock in one or more series. The board of directors also has the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. The rights, preferences, privileges and restrictions of each series will be fixed by the certificate of designation relating to that series. Any or all of the rights of the preferred stock may be greater than the rights of the common stock.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Central without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock.

Certain Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, facilitate corporate acquisitions or payable as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Delaware Law and Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

Provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could make the acquisition of Central and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Central to negotiate with us first. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Central outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

We are subject to the provisions of Section 203 of the Delaware general corporation law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, subject to certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of Central without further action by the stockholders.

Our bylaws provide that stockholder action can be taken at an annual or special meeting of stockholders or by written consent. Our bylaws also provide that special meetings of stockholders can be called by the board of directors, the chairman of the board, if any, the president or at the request of stockholders holding not less than 10% of the total voting power. The business permitted to be conducted at any special meeting of stockholders is limited to the purposes stated in the notice of such meeting. Our bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders.

LEGAL MATTERS

The validity of the issuance of our common stock will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, San Francisco, California.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended September 28, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the Commission. In this document, we “incorporate by reference” the information that we file with the Commission, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

(a)	Our Annual Report on Form 10-K for the fiscal year ended September 28, 2002;

(b)	Our Quarterly Report on Form 10-Q for the quarter ended December 28, 2002;

(c)	Our Current Reports on Form 8-K filed December 11, 2002, January 14, 2003 and January 31, 2003; and

(d)	The description of our capital stock in our registration statement on Form 8-A (File No. 000-20242) filed March 31, 1993, as amended by our Certificate of Amendment of Third Amended and Restated Certificate of Incorporation, attached as an exhibit to our registration statement on Form S-4/A (File No. 333-46437), filed March 18, 1998.

We also incorporate by reference all future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 on or after the date of this prospectus and prior to the termination of the offering made hereby.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Central Garden &Pet Company

3697 Mt. Diablo Blvd.

Lafayette, CA 94549

Attention: Investor Relations

Telephone: 1-925-283-4573

You can also inspect, read and copy these reports, proxy statements and other information at the public reference facilities the Commission maintains at: Room 1024,450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference facilities of the Commission at prescribed rates. You can obtain information on the operation of the public reference facilities by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site (http://www.sec.gov) that makes available reports, proxy statements and other information regarding issuers that file electronically with it. In addition, our common stock is listed on the Nasdaq National Market and similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

You should rely only on the information provided in this document or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated herein by reference, is accurate as of any date other than that on the front of the document. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in the prospectus in connection with the offer made by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us or by any selling stockholder. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our affairs since the date hereof. This prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so to anyone to whom it is unlawful to make such offer or solicitation.

TABLE OF CONTENTS

Outstanding Securities Covered by This Prospectus	2

The Company	2

Forward-Looking Statements	3

Risk Factors	3

Use of Proceeds	4

Common Stock and Dividend Data	4

Description of Capital Stock	5

Legal Matters	7

Experts	7

Where You Can Find More Information and Incorporation By Reference	7

3,310,268 Shares

Common Stock

PROSPECTUS

March 25, 2003